FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on  December 4, 2014 in connection with the Registrant's convening of its 2014 annual general meeting of shareholders.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  December 7,  2014

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          Elron Electronic Industries Ltd.
(the “Company”)
Re: Translation of Immediate Report regarding the Convening of an Annual General
Meeting of the Shareholders of the Company

An immediate report (the “Report”) is hereby given pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), and to the Israeli Securities Regulations (Periodic and Immediate Reports), 5730-1970, (the “Immediate Report Regulations”) and to the Israeli Companies Regulations (Notification and Announcement of general meetings and class meetings in a public company), 2000 relating to the convening of an annual general meeting of the shareholders of the Company, which shall be held on December 28, 2014 at 11:30 am (Israel time), at the Company's offices at 3 Azrieli Center, The Triangular Tower, 42nd Floor, Tel Aviv, Israel, on the agenda of which will be the matters described below in this report.

1.	The Matters on the Agenda and a Summary of the Proposed Resolutions

1.1
To re-elect Amiram Erel, Gabi Barbash, and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company, and elect Haim Gavrieli as a director of the Company commencing the day such appointment is approved by the Company’s shareholders until the next annual general meeting of the Company in addition to the external directors who hold office.

The candidates for appointment as directors, as described above, delivered declarations to the Company in accordance with Section 224B of the Companies Law.

According to Regulation 26 of the Immediate Report Regulations, the following are the details, to the best of the Company’s knowledge, of the candidates for appointment as directors:

Name:	Haim Gavrieli
Israel ID No.:	024892606
Date of Birth:	1970
Address for Service:	3 Azrieli Center, The Triangular Tower, 44th Floor, Tel Aviv, 67023
Citizenship:	Israel
Member of Board Committees:	No
Is the candidate an External Director or Independent Director?	No
Does she have Financial and Accounting, Professional or other Expertise?	No
Is the candidate an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	Chief Executive Officer of IDB Development Corporation, an entity with a personal interest in the Company
Commencement of Term:	Upon approval of his appointment
Education:	BA in Political Sciences and Sociology and an MA from the Division of Public Administration and Policy at the University of Haifa
Activities for the past 5 years:
Chief Executive Officer of IDB Development Corporation Ltd. (since 2011), Chief Executive Officer of  IDB Holding Corporation Ltd.(since 2009). Vice President of IDB Development Corporation Ltd. (2006 through 2011).

Serves on the boards of other companies:
Serves as Chairman of Modiin Energy Management (1992) Ltd., Noya Oil & Gas Explorations Ltd., IDB Tourism (2009) Ltd.; as Co- Deputy Chairman of Shufersal Ltd.; as Director of  Israir Aviation and Tourism Ltd., and IDB Group USA Investments Inc.
Served as a director in the following companies: Discount Investments Corporation Ltd.,  Koor Industries Ltd., Land Solutions for Agriculture Ltd., Cellcom Israel Ltd., Clal Finance Ltd., Nesher Israeli Malt Industries Ltd., Mashav Yezum v’Pituach Ltd., as well as in other private companies.

Family member of an entity with a Personal Interest in the Company:	No
The Company considers her as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law
No

Name:	Amiram Erel
Israel ID No.:	04871265
Date of Birth:	April 27, 1947
Address for Service:	10 HaRimon Street, Ramat Efal
Citizenship:	Israel
Member of Board Committees:	No
Is the candidate an External Director or Independent Director?	No
Does she have Financial and Accounting, Professional or other Expertise?	Yes
Is the candidate an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	The director provides consulting services to Discount Investment Corporation Ltd., an entity with a personal interest in the Company.
Commencement of Term:	1999
Education:	B.Sc. in Electrical Engineering from the Technion, Israel
Activities for the past 5 years:
Chairman of the Board of Directors – Cellcom Israel Ltd. (since 2005), Vice-Chairman, Makhteshim Agan Industries Ltd. (since 2006 and Chairman of the board of directors from January to October, 2011); President and CEO – Discount Investment Corporation Ltd. from June, 2001 through June, 2013; Consultant to Discount Investment Corporation Ltd. since July 2014; Chairman of the Board of Directors of the company from 1999 until January 2007 and President from 1999 until 2001),CEO – NetVision Ltd. (from March to December 2007), Chairman of the Board of Directors of NetVision Ltd (from 2008 until December 2011), Chairman of the Board of Directors of Koor Industries Ltd (from September 2007 until December 2011)

Serves on the boards of other companies:	Director Shufersal Ltd.; K’nafaaim Holdings Ltd.; and Dan Hotels Ltd.
Family member of an entity with a Personal Interest in the Company:	No
The Company considers her as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law
Yes

Name:	Gabi Barbash
Israel ID No.:	30283352
Date of Birth:	September 13, 1949
Address for Service:	Bnei Haneviim 17b, Ramat Gan, 5222155, Israel
Citizenship:	Israel
Member of Board Committees:	No
Is the candidate an External Director or Independent Director?	No
Does she have Financial and Accounting, Professional or other Expertise?	No
Is the candidate an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	No
Commencement of Term:	2003
Education:	M.D. from the Hebrew University of Jerusalem, Masters degree in Public Health from Harvard University in Boston
Activities for the past 5 years:	CEO of the Tel Aviv Medical Center; Chairman of the Health Corporation adjacent to the Tel Aviv Medical Center
Serves on the boards of other companies:	Director of Clal Biotechnology Industries Ltd.; Director of the start-up company "Oplon"
Family member of an entity with a Personal Interest in the Company:	No
The Company considers her as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law
No

Name:	Arie Ovadia
Israel ID No.:	78284338
Date of Birth:	December 25, 1948
Address for Service:	23 Menachem Begin, Tel Aviv, 661821 Israel
Citizenship:	Israel
Member of Board Committees:	Subject to his appointment as an Independent Director, member of the Audit Committee, the Financial Statements Review Committee, the Investment Committee and Compensation committee
Is the candidate an External Director or Independent Director?	Independent Director
Does she have Financial and Accounting, Professional or other Expertise?	Yes
Is the candidate an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	No
Commencement of Term:	2007
Education:
Ph.D. in Economics from the Wharton School of Business, University of Pennsylvania; Bachelors degree in Accounting and Economics from Tel Aviv University; Masters degree in Accounting and Finance from Tel Aviv University

Activities for the past 5 years:
Managing Partner – Shamrock Israel Growth Fund Advisors Ltd. Chairman of the Board of Directors – Giron - Development And Building Ltd., Chairman of the Board of Directors – Destiny Holdings (1993) Ltd., Served as Chairman of the Board of Directors – Teva Naot - Distribution Ltd., Served as Chairman of the Board of Directors – Na'alei Naot Agricultural Cooperative for Businesses Ltd., Chairman of the Board of Directors – Nadlan.com Israel Ltd.

Serves on the boards of other companies:
Shamrock - Cinema City Ltd., Destiny Holdings (1993) Ltd., Destiny Assets (1991) Ltd., Israel Petrochemical Ltd., Strauss Group Ltd., Compugen Ltd., I.Q.S. Shalev Ltd. (previously served as chairman), E.Q.S. Hydraulic Ltd., Maxtech Technologies Ltd., Maxtech Communication Networks Ltd., Mantisvision Ltd., A.O. Adav Consultants Ltd., A.O. Consultants & Management (2007) Ltd., Aantz Consultants Ltd Benjamin Ovadia Consultants 2007 Ltd., and Oil Refineries Ltd

Family member of an entity with a Personal Interest in the Company:	No
The Company considers her as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law
Yes

Messrs. Ehud Rassabi, Yehuda Freidenberg and Ms. Lee-Bath Nelson will continue to serve as external directors in accordance with the Companies Law. Arie Mientkavich will cease serving as a director of the Company on the date of the meeting.

1.2
To re-appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees.

1.3	To report to the general meeting on the audit fees for 2013.

1.4.	To consider the Annual Reports of the Company for 2013.

2.	Record Date

The record date for the entitlement of a shareholder to participate and vote in the meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on the Tel Aviv Stock Exchange Ltd. occurring on December 9, 2014 (the "Record Date"). If trading does not take place on the Record Date, the Record Date shall be the last trading day immediately prior thereto.

3.	Legal Quorum and Adjourned Meeting

A legal quorum shall be constituted upon the presence, either in person or by proxy, of at least two shareholders holding in total more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned for one week, on the same day at the same time and in the same place. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, present either in person or by proxy, shall constitute legal quorum.

4.	Required Majority

The majority required for adoption of the proposed resolutions specified in sections 1.1 and 1.2 above is a majority of the votes of the shareholders present, either in person or by proxy or via written proxies, who are entitled to participate in the meeting and who are participating in the vote.

5.	Method of Voting

5.1
A shareholder of the Company may participate in and vote at a meeting in person or may appoint a proxy who will be able to participate in the general meeting and to vote on his behalf (in accordance with the provisions of the Company’s articles of association).

5.2
A letter of appointment appointing a proxy (the “Letter of Appointment”) and the original power of attorney by virtue of which the Letter of Appointment was signed shall be deposited at the Company's offices at least 48 hours before commencement of the meeting. The Letter of Appointment should indicate the full names of the appointer and the proxy, as they appear in the Registrar of Companies or identity card, as the case may be, their registration or identification number, as the case may be, and place of registration or issuing country of passport, as the case may be.

5.3
Pursuant to the Israeli Companies Regulations (Proof of Holding of a Share for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the name of the transfer agent, who wishes to vote at the general meeting, will provide the Company with confirmation regarding his holding of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered in accordance with the requirements of the said regulations.

6.	Confirmation of Ownership and Proxy Card

6.1.
A shareholder whose shares are registered with a TASE member may receive confirmation of the holding from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address, if he shall have so requested, provided that a request for this purpose shall be made in advance for a specific securities account.

6.2
In addition, shareholders whose shares are registered with American Stock Transfer (“AST”) only, whether registered in such shareholders' name or held with a broker in the U.S., are entitled to vote their shares by delivering the proxy card to AST or to the broker through which the shares are held, as the case may be, a proxy card whose language, in English, will be posted by the Company on the Company's website stated below, and which will be sent to the foregoing shareholders. Voting shall be made by such shareholders only in accordance with the instructions stated in the proxy card. The proxy card must be delivered to AST up to 48 hours before the time of the convening of the Meeting.

7.	Inspection of Documents

A copy of this Report, the draft language of the proposed resolutions and the declarations of the candidates for the office of directors are available for inspection at the Company's offices at 3 Azrieli Center (the Triangular Tower 42nd floor) Tel Aviv, after prior telephonic coordination with the Company’s secretarial office at Telephone: 972-3-6075555 on Sunday – Thursday (except for holiday eves and holidays) between 9:00 a.m. and 4:00 p.m., until the date of the convening of the meeting, as well as on the distribution website of the ISA at www.magna.isa.gov.il. and on the website of the TASE at  maya.tase.co.il.

In addition, a copy of the English translation of this Report will be available on the website of the Securities and Exchange Commission at www.sec.gov.

Sincerely, Elron Electronic Industries Ltd.

Details of the signatories on behalf of the Company and a description of their position:

Ari Bronshtein, Chief Executive Officer

Yaron Elad, VP and Chief Financial Officer

ELRON ELECTRONIC INDUSTRIES LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 28, 2014

The undersigned hereby constitutes and appoints ROY CARMONA, ADV the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on December 9, 2014 at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on December 28, 2014, at 11:30 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here	☒

1.   Proposal No. 1 -  To re-elect  Amiram Erel,  Gabi Barbash, and Arieh Ovadia  and elect Haim Gavrieli  as directors of the Company until the next annual general meeting of the Company, in addition to the external directors who hold office.

☐ FOR All Nominees	☐ withhold authority for all nominees	☐ ABSTAIN

2.   Proposal No. 2 -  To re-appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees

☐ FOR	☐ AGAINST	☐ ABSTAIN

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2014

________________________________

IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.